CONSENT AND CERTIFICATE OF QUALIFIED PERSON

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
Toronto Stock Exchange

The undersigned hereby consents to the public filing of the written disclosure of the news release dated June 4, 2007 (the “News Release”), attached as an exhibit to the material change report dated June 8, 2007 (the “Material Change Report”) of Energy Metals Corporation (the “Company”), and any extracts from or a summary of the News Release in the Material Change Report, which is incorporated by reference in the management information circular dated June 25, 2007 (the “Information Circular”) of the Company, or any document incorporated therein.

The undersigned hereby confirms that the undersigned has read the Material Change Report, which is incorporated by reference in the Information Circular, and believes that the Material Change Report fairly and accurately represents the scientific and technical information with respect to the Company’s NI 43-101 compliant resources in the News Release that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Material Change Report, which is incorporated by reference in the Information Circular, that are derived from the News Release or within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the News Release.

I, Dr. Art Ettlinger, M.Sc., Ph.D., P. Geo, of 5563 45th Ave., Delta, BC V4K 1L5 do hereby certify that:

1.	I am employed as the Chief Geologist for the Company. I was retained to review the scientific and technical information with respect to the Company’s resources contained in the News Release.
2.

I am a Professional Geologist (Reg. No. 22953) in the Association of Professional Engineers and Geologists of British Columbia and I am a member of the Society of Economic Geologists, Geological Society of America, and the Society for Mining, Metallurgy and Exploration. I have over 20 years of mineral industry experience in uranium (Chevron Resources, Quincy Energy Corp.) gold (Santa Fe Pacific Gold Corp, Orvana Minerals Corp.), diamonds (Dunsmuir Ventures Ltd.) as well as more than five years as a mining analyst (Wolverton Securities Ltd., Yorkton Securities Inc.).

3.	I am responsible for the review of the scientific and technical information with respect to the Company’s NI 43-101 compliant resources contained in the News Release.
4.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43- 101.

5.	I hereby certify that I am not independent of the Company as described in Section 1.4 of NI 43-101.

6.	As a mining engineer with Chevron Resources, I had the opportunity to perform a first pass resource calculation on the Palangana property in approximately 1981.
7.

To the best of my knowledge, information and belief, the Material Change Report contains all scientific and technical information that is required to be disclosed to make the Material Change Report not misleading with respect to the NI 43-101 compliant resources of the Company.

8.

I consent to the inclusion of the News Release in the Material Change Report, which is incorporated by reference in the Information Circular, and the filing of the News Release with any stock exchange and other regulatory authority.

Date: June 22, 2007

“Art Ettlinger”
Art Ettlinger